Sub-Item 77C: Submission of matters to a vote of security holders

The annual meeting of stockholders of JF China Region Fund, Inc. (the "Fund") was held on May 12, 2005 to consider the election of one director of the Fund, to hold office for a term of three years as a Class III director, or until his successor shall have been elected and qualified. The current
Board of Directors consists of the following members:  The
Rt. Hon.The Earl of Cromer, Alexander Reid Hamilton, and
Julian M.I. Reid.  The voting at the annual meeting was as follows:

ELECTION OF DIRECTOR          FOR             WITHHELD

Julian M.I. Reid        3,652,949.8170      46,197.8020